UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

MedAvail Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58406B103
(CUSIP Number)

Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
11,380,031 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
11,380,031 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,380,031 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)  The aggregate amount of shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 1,612,875 shares of Common Stock and warrants to purchase 69,090 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 463,838 shares of Common Stock and warrants to purchase 11,301 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 1,935,010 shares of Common Stock and warrants to purchase 53,081 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., and (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (viii) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percent of class calculated based on: (i) 32,848,154 shares of Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on November 9, 2021 (the “Form 10-Q”), plus (ii) 304,926 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
11,380,031 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
11,380,031 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,380,031 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 1,612,875 shares of Common Stock and warrants to purchase 69,090 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 463,838 shares of Common Stock and warrants to purchase 11,301 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 1,935,010 shares of Common Stock and warrants to purchase 53,081 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., and (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (viii) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percent of class calculated based on: (i) 32,848,154 shares of Common Stock outstanding as of November 5, 2021, as disclosed in the Form 10-Q, plus (ii) 304,926 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,681,965 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,681,965 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,681,965 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,612,875 shares of Common Stock and warrants to purchase 69,090 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (i) 32,848,154 shares of Common Stock outstanding as of November 5, 2021, as disclosed in the Form 10-Q, plus (ii) 69,090 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Capital Offshore II Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,803,559
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,803,559
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,803,559
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percent of class calculated based on: 32,848,154 shares of Common Stock outstanding as of November 5, 2021, as disclosed in the Form 10-Q.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Strategic Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,988,091 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,988,091 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,988,091 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,935,010 shares of Common Stock and warrants to purchase 53,081 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (i) 32,848,154 shares of Common Stock outstanding as of November 5, 2021, as disclosed in the Form 10-Q, plus (ii) 53,081 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Private Investments I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,678,566 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,678,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,678,566 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (i) 32,848,154 shares of Common Stock outstanding as of November 5, 2021, as disclosed in the Form 10-Q, plus (ii) 82,789 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
RedCo I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,205,723
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,205,723
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,205,723
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class calculated based on 32,848,154 shares of Common Stock outstanding as of November 5, 2021, as disclosed in the Form 10-Q.

This amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the original Schedule 13D filed with the SEC on November 27, 2020, which was previously amended and supplemented by that amendment No. 1 to Schedule 13D filed with the SEC on November 29, 2021 (collectively, the “Prior Schedule 13D”), in each case, by Redmile Group, LLC (“Redmile”), Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., and RedCo I, L.P. (collectively, the “Reporting Persons”), relating to the Common Stock of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”).

ITEM 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Effective January 10, 2022, Gerard van Hamel Platerink resigned from his positions as a member and as Chairman of the Issuer’s Board of Directors. In connection with Mr. van Hamel Platerink’s resignation, Rob Faulkner, a current director of the Issuer and managing director of Redmile, was appointed to replace him as the Chairman of the Board of Directors.

The Board of Directors originally appointed Mr. van Hamel Platerink and Mr. Faulkner to serve as directors of the Board of Directors at the effective time of the Merger, which was completed on November 17, 2020. Mr. van Hamel Platerink was appointed a Class I director to serve until the Issuer’s annual meeting of stockholders held on July 29, 2021, at which time he was elected a Class I director to serve until the Issuer’s annual meeting of stockholders to be held in 2024 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. Mr. Faulkner was appointed a Class III director to serve until the Issuer’s annual meeting of stockholders to be held in 2023 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with his appointments to the Board of Directors, Mr. van Hamel Platerink and Mr. Faulkner each entered into an indemnification agreement with the Issuer on November 18, 2020, in the same form as the Issuer’s standard form of indemnification agreement with its other directors. Mr. van Hamel Platerink also served as the Chairman of the Board of Directors commencing in November 2020 until the effective date of his resignation.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The section in Item 6 of the Prior Schedule 13D entitled “Appointment of Gerard van Hamel Platerink and Rob Faulkner to the Board of Directors” is hereby amended and restated in its entirety as follows:

Resignation of Gerard van Hamel Platerink from the Board of Directors

Effective January 10, 2022, Gerard van Hamel Platerink resigned from his positions as a member and as Chairman of the Issuer’s Board of Directors. Mr. van Hamel Platerink served as the Chairman of the Board of Directors commencing in November 2020 until the date of his resignation.

Appointment of Rob Faulkner as Chairman of the Board of Directors

In connection with Mr. van Hamel Platerink’s resignation, Rob Faulkner, a current director of the Issuer and managing director of Redmile, was appointed to replace him as the Chairman of the Board of Directors effective January 10, 2022.

The Board of Directors appointed Mr. Faulkner a Class III director on November 17, 2020 to serve until the Issuer’s annual meeting of stockholders to be held in 2023 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with his appointment to the Board of Directors, Mr. Faulkner entered into an indemnification agreement with the Issuer on November 18, 2020, in the same form as the Issuer’s standard form of indemnification agreement with its other directors. Mr. Faulkner is not entitled to cash or equity compensation pursuant to the Issuer’s outside director compensation program.

Redmile Group, LLC is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of January 14, 2022, by and among Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., and RedCo I, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2022	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: January 14, 2022	/s/ Jeremy C. Green
JEREMY C. Green

Dated: January 14, 2022	redmile Capital Fund, l.p.
by: redmile group, llc, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: January 14, 2022	Redmile capital offshore II master fund, Ltd.
By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: January 14, 2022	Redmile Strategic Master FUnd, LP
By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: January 14, 2022	Redmile Private Investments I, L.P.
By: Redmile Private Investments I (GP), LLC, its general partner By: Redmile Group, LLC, its Managing Member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: January 14, 2022	RedCo I, L.P.
By: Redco I (GP), LLC, its general partner by: redmile group, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

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